                                                Filed Pursuant To Rule 424(b)(3)
                                                          File Number: 333-81399


PROSPECTUS
----------

                        2,318,275 shares of Common Stock
                           AASTROM BIOSCIENCES, INC.

     This Prospectus relates to the offer and sale of 2,318,275 shares of common stock being offered by RGC International Investors, LDC. The shares are issuable upon conversion of shares of our 1999 Series III Convertible Preferred Stock and upon exercise of warrants issued in connection with the sale of those shares of preferred stock.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ASTM." The selling stockholder will determine the price it may offer or sell shares of our common stock independent of Aastrom. On September 17, 1999, the last sale price of the our common stock was $1.625.

       INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF
        THIS PROSPECTUS BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

                                ________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ________________

             THE DATE OF THIS PROSPECTUS IS SEPTEMBER 23, 1999.

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You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.
================================================================================



            ======================================================
                               TABLE OF CONTENTS
                                                              Page
                                                              ----
            Summary.........................................     3
            Risk Factors....................................     4
            Where You Can Find More Information.............    12
            Selling Shareholder.............................    13
            Plan of Distribution............................    14
            Use of Proceeds.................................    15
            Legal Matters...................................    15
            Experts.........................................    15
            ======================================================

                                    SUMMARY
                                    -------

     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this Prospectus.

Aastrom
-------

     Aastrom develops proprietary process technologies and devices for a range of cell therapy applications. The AastromReplicell System is our lead product under development, and consists of a clinical cell culture system that operates single-use therapy kits tailored for patient therapy in the emerging cell therapy market. Commercialization of the AastromReplicell System for use in stem cell therapy has begun in Europe. Aastrom believes that the AastromReplicell System method will be a cost-effective, less invasive and less time consuming alternative, or improvement to, currently available stem cell collection methods and may enhance the clinical utility of umbilical cord blood transplants by expanding the number of cells available for transplant. The AastromReplicell System is designed as a platform product which implements Aastrom's pioneering stem cell replication technology. Aastrom believes that the AastromReplicell System can be modified to produce a wide variety of other cell types for selected emerging therapies currently in development.

     Stem cell therapy is a form of cell therapy used to restore blood and immune system function to cancer patients following chemotherapy or radiation therapy. Current stem cell collection methods, including bone marrow harvest and peripheral blood progenitor cell mobilization, can be costly, invasive and time-consuming for both medical personnel and patients. Aastrom believes that the AastromReplicell System will offer significant advantages over traditional stem cell collection methods. The AastromReplicell System is intended to be used to produce cells used for stem cell therapy from a small starting volume of bone marrow or umbilical cord blood cells. Further, in an evaluation of seven tumor-contaminated bone marrow samples that were expanded with the AastromReplicell System process, the presence of breast cancer cells in each sample was either substantially reduced or was no longer detectable. Aastrom believes that the combination of passive tumor cell depletion during culture with the lower starting volume cells used for the procedure may result in a procedure that offers a tumor-free or tumor-reduced cell product for transplant. Although Aastrom may not market the AastromReplicell System in the United States for stem cell therapy unless and until it receives FDA and other necessary regulatory approvals, Aastrom has already completed production-level versions of the AastromReplicell System and has obtained permission to affix the CE Mark to such versions. This has allowed Aastrom to initiate a limited product launch in Europe.

     Aastrom's principal executive offices are located at 24 Frank Lloyd Wright Drive, P. O. Box 376, Ann Arbor, MI 48106. Aastrom's telephone number is (734) 930-5555.

The Offering
------------

Common stock offered by the selling
shareholder.................................................... 2,318,275 shares


     For purposes of estimating the number of shares of common stock covered by this Prospectus Aastrom calculated the number of shares of common stock issuable in connection with the conversion of Series III Shares (based on a conversion price of $1.5124, which is the average of the closing bid prices of the common stock reported on the Nasdaq National Market for the lowest five consecutive trading days during the twenty trading days preceding September 17, 1999) and added the number of shares issuable upon exercise of the warrants issued in connection with the sale of the Series III shares.

                                  RISK FACTORS

     You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations would likely suffer. This prospectus contains forward-looking statements which involve risks and uncertainties. Aastrom's actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses some of the factors that might cause those differences.

If We Cannot Complete Our Product Development Activities Successfully, Our Ability To Operate Or Finance Operations Will Be Severely Limited.

     Commercialization in the United States of our lead product candidate, the AastromReplicell Cell Production System, will require additional research and development by Aastrom as well as substantial clinical trials. While we have commenced initial marketing on a limited basis of the Aastrom Replicell System in Europe, we believe that the United States will be the principal market for our products. Aastrom may not be able to successfully complete development of the AastromReplicell System or its other product candidates, or successfully market its technologies or product candidates. Aastrom or its potential collaborators may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of Aastrom's technologies and product candidates. Aastrom's research and development programs may not be successful, and its cell culture technologies and product candidates may not facilitate the ex vivo production of cells with the expected biological activities in humans. Our technologies and product candidates may not prove to be safe and efficacious in clinical trials, and we may not obtain the intended regulatory approvals for our technologies or product candidates and the cells produced in such products. If any of these events happen, we may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and we may not be able to raise capital to finance our continued operation during the period required for resolution of that issue.

We Must Successfully Complete Our Clinical Trials To Be Able To Market Our Products.

     To be able to market products in the United States, Aastrom must demonstrate, through extensive preclinical studies and clinical trials, the safety and efficacy of its processes and product candidates, together with the cells produced by such processes in such products, for application in the treatment of humans. Aastrom is currently conducting a pivotal clinical trial to demonstrate the safety and biological activity of patient-derived cells produced in the AastromReplicell System. We intend to commence two other pivotal clinical trials to demonstrate the safety and biological activity of umbilical cord blood cells produced in the AastromReplicell System. If our clinical trials are not successful, our products may not be marketable.

     Our ability to complete our clinical trials in a timely manner depends on many factors, including the rate of patient enrollment. Patient enrollment can vary with the size of the patient population, the proximity of suitable patients to clinical sites, perceptions of the utility of stem cell therapy for the treatment of certain diseases and the eligibility criteria for the study. We have experienced delays in patient accrual in our previous and current clinical trials. If we experience future delays in patient accrual, we could experience increased costs and delays associated with clinical trials which would impair our product development programs and our ability to market our products. Furthermore, the FDA monitors the progress of clinical trials and it may suspend or terminate clinical trials at any time due to patient safety or other considerations.

Failure To Obtain and Maintain Required Regulatory Approvals Would Severely Limit Our Ability To Sell Our Products.

     We must obtain the approval of the U.S. Food and Drug Administration (the "FDA") before commercial sales of Aastrom's product candidates may commence in the United States, which we believe will be the principal market for our products. We may also be required to obtain additional approvals from foreign regulatory authorities to continue or increase our sales activities in those jurisdictions. If we cannot demonstrate the safety, reliability and efficacy of our product candidates, or of the cells produced in such products, we may not be able to obtain required regulatory approvals. Many of the patients enrolled in the clinical trials will have previously undergone extensive treatment which will have substantially weakened the patients and may have irreparably damaged the ability of their blood and immune systems to recover. Some patients undergoing the transplant recovery process have died, from causes that were, according to the physicians involved, unrelated to the Aastrom Replicell System procedure, and it is possible that other patients may die or suffer severe complications during the course of either the current trials or future trials. In addition, patients receiving cells produced with Aastrom's technologies and product candidates may not demonstrate long-term engraftment in a manner comparable to cells obtained from current stem cell therapy procedures. If we cannot demonstrate the safety or efficacy of our technologies and product candidates, including long-term sustained engraftment, or if one or more patients die or suffer severe complications, the FDA or other regulatory authorities could delay or withhold regulatory approval of our product candidates.

     Finally, even if we obtain regulatory approval of a product, that approval may be subject to limitations on the indicated uses for which it may be marketed. Even after granting regulatory approval, the FDA, other regulatory agencies, and governments in other countries continue to review and inspect marketed products, manufacturers and manufacturing facilities. Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including a withdrawal of the product from the market. Further, governmental regulatory agencies may establish additional regulations which could prevent or delay regulatory approval of our products.

Even If We Obtain Regulatory Approvals to Sell Our Products, Lack of Commercial Acceptance May Impair Our Business.

     Aastrom's product development efforts are primarily directed toward obtaining regulatory approval to market the AastromReplicell System as an alternative to, or as an improvement for, the bone marrow harvest and peripheral blood progenitor cell stem cell collection methods. These stem cell collection methods have been widely practiced for a number of years, and Aastrom's technologies or product candidates may not be accepted by the marketplace as readily as these or other competing processes and methodologies. As a result, even if we obtain all required regulatory approvals, we cannot be certain that our products and processes will be adopted at a level that would allow us to operate profitably.

Failure of Third Parties to Manufacture Component Parts or Provide Limited Source Supplies Would Impair Our New Product Development and Our Sales Activities.

     Aastrom relies solely on third parties to manufacture its product candidates and their component parts. Aastrom also relies solely on third party suppliers to provide necessary key mechanical components, as well as growth factors and other materials used in the cell expansion process. We would not be able to obtain alternate sources of supply for many of these items on a short-term basis. If any of our key manufacturers or suppliers fail to perform their respective obligations or if our supply of growth factors, components or other materials is limited or interrupted, we would not be able to conduct clinical trials or market our product candidates on a timely and cost-competitive basis, if at all.

     Furthermore, some of the compounds used by Aastrom in its current stem cell expansion processes involve the use of animal-derived products. Suppliers or regulatory authorities may limit or restrict the availability of such compounds for clinical and commercial use. Any restrictions on these compounds would impose a potential competitive disadvantage for Aastrom's products. If Aastrom was not able to develop or obtain alternative compounds, its product development and commercialization efforts would be harmed.

     Finally, Aastrom may not be able to continue its present arrangements with its suppliers, supplement existing relationships, establish new relationships or be able to identify and obtain the ancillary materials that are necessary to develop its product candidates in the future. Aastrom's dependence upon third parties for the supply and manufacture of such items could adversely affect Aastrom's ability to develop and deliver commercially feasible products on a timely and competitive basis.

Our Past Losses and Expected Future Losses Cast Doubt on Our Ability to Operate Profitably.

     Aastrom was incorporated in 1989 and has experienced substantial operating losses since inception. As of June 30, 1999, Aastrom has incurred net operating losses totaling approximately $69.6 million. These losses have resulted principally from costs incurred in the research and development of Aastrom's cell culture technologies and the AastromReplicell System, general and administrative expenses, and the prosecution of patent applications. Aastrom expects to incur significant operating losses until product sales increase, primarily owing to its research and development programs, including preclinical studies and clinical trials, and the establishment of marketing and distribution capabilities necessary to support commercialization efforts for its products. Aastrom cannot predict with any certainty the amount of future losses.
Aastrom's ability to achieve profitability will depend, among other things, on successfully completing the development of its product candidates, obtaining regulatory approvals, establishing manufacturing, sales and marketing arrangements with third parties, and raising sufficient funds to finance its activities. Aastrom may not be able to achieve or sustain profitability.

Given Our Limited Internal Sales and Marketing Capabilities, We Need to Develop Collaborative Relationships to Sell, Market and Distribute Our Products.

     While we have commenced initial marketing on a limited basis of the AastromReplicell System in Europe, we have only limited internal sales, marketing and distribution capabilities. We intend to market our products through collaborative relationships with companies for sales, marketing and distribution capabilities. If we cannot develop and maintain those relationships, we would have only limited abilities to market, sell and distribute our products. Even if we are able to enter into those relationships, they may not succeed or be sustained on a long-term basis, and termination would require us to develop alternate arrangements at a time when we need sales, marketing or distribution capabilities to meet existing demand. For example, Aastrom and COBE BCT recently terminated their strategic alliance for the worldwide distribution of the AastromReplicell System for stem cell therapy and related uses and Aastrom is seeking to enter into other arrangements relating to the development and marketing of our product candidates.

We Cannot Be Certain That We Will Be Able to Raise the Required Capital to Conduct Our Operations and Develop Our Products.

     We will require substantial capital resources in order to conduct our operations and develop our products. Aastrom anticipates that its available cash and expected interest income will be sufficient to finance the development and manufacture of the AastromReplicell System for use in clinical trials, expanded clinical trials, other research and development and working capital and other corporate requirements into early 2000. This estimate is based on certain assumptions which could be negatively impacted by the matters discussed under this heading and elsewhere under the caption "Risk Factors." In order to grow and expand our business, and to introduce our product candidates into the marketplace, Aastrom will need to raise additional funds. We will also need additional funds or a collaborative partner to finance the research and development activities of Aastrom's product candidates for the expansion of additional cell types.

     Aastrom's future capital requirements will depend upon many factors, including

     . continued scientific progress in its research and development programs,

     . costs and timing of conducting clinical trials and seeking regulatory approvals and patent prosecutions,

     .    competing technological and market developments,

     .    possible changes in existing collaborative relationships,

     . the ability of Aastrom to establish additional collaborative relationships, and

     . effective commercialization activities and facilities expansions if and as required.

Because of our long-term funding requirements, we may attempt to access the public or private equity markets if and whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. This additional funding may not be available to Aastrom on reasonable terms, or at all. If adequate funds are not available, Aastrom may be required to delay or terminate research and development programs, curtail capital expenditures, and reduce business development and other operating activities.

Any Changes in the Governmental Regulatory Classifications of Our Products Could Prevent, Limit or Delay Our Ability to Market or Develop Our Products.

     The FDA establishes regulatory requirements based on the classification of a product. Although the FDA has indicated it intends to regulate the AastromReplicell System for stem cell therapy as a Class III medical device, the FDA may ultimately choose to regulate the AastromReplicell System under another category. Because our product development programs are designed to satisfy the standards applicable to Class III medical devices, a change in the regulatory classification would affect our ability to obtain FDA approval of our products. Also, the FDA is in the process of developing its requirements with respect to somatic cell therapy and gene cell therapy products. Until the FDA issues definitive regulations covering our product candidates, the regulatory guidelines or requirements for approval of such product candidates will continue to be uncertain.

If We Do Not Keep Pace With Our Competitors and With Technological and Market Changes, Our Products May Become Obsolete and Our Business May Suffer.

     The market for our product is very competitive and is subject to rapid technological changes. Many of Aastrom's competitors have significantly greater resources, more product candidates and have developed product candidates and processes that directly compete with Aastrom's products. Aastrom's competitors may have developed, or could in the future develop, new technologies that compete with our products or even render our products obsolete. In addition, some recently published studies have suggested that stem cell therapy, which is the current principal market for our products, may have limited clinical benefit in the treatment of breast cancer, which is a significant portion of the current overall stem cell transplant market. Our products are designed to improve upon traditional stem cell collection methods, but even if we are able to demonstrate improved or equivalent results, practitioners may not switch to our new processes. Given the experience and expertise associated with traditional methods, if we can not develop our cell production procedure to lead to a less expensive and quicker recovery time than seen with the traditional methods, we will suffer a competitive disadvantage. Finally, to the extent that others develop new technologies that address the diseases and health conditions we have targeted, our business will suffer.

If Our Patents and Proprietary Rights Do Not Provide Substantial Protection, Our Business and Competitive Position Will Suffer.

     Our success depends in large part on our ability to develop or license and protect proprietary products and technologies. However, we cannot assure you that patents will be granted on any of our pending or future patent applications. We also cannot assure you that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. Furthermore, Aastrom relies on licenses granted by the University of Michigan for certain of its patent rights. If Aastrom breaches such agreements or otherwise fails to comply with such agreements, or if such agreements expire or are otherwise terminated, Aastrom may lose its rights under the patents held by the University of Michigan. Aastrom also relies on trade secrets and unpatentable know-how which it seeks to protect, in part, by confidentiality agreements with its employees, consultants, suppliers and licensees. These agreements may be breached, and Aastrom might not have adequate remedies for any breach. If this were to occur, or business and competitive position would suffer.

Intellectual Property Litigation Could Harm Our Business.

     Aastrom's success will also depend in part on its ability to develop commercially viable products without infringing the proprietary rights of others. Although Aastrom has not been subject to any filed infringement claims, other patents could exist or could be filed which would prohibit or limit our ability to market our products or maintain our competitive position. In the event of an intellectual property dispute, Aastrom may be forced to litigate. Intellectual property litigation would divert management's attention from developing our products and would force Aastrom to incur substantial costs regardless of whether we are successful. An adverse outcome could subject Aastrom to significant liabilities to third parties, and force Aastrom to curtail or cease its development and sale of its products and processes.

The Market for Our Products Will Be Heavily Dependent on Third Party Reimbursement Policies.

     Aastrom's ability to successfully commercialize its product candidates will depend on the extent to which government healthcare programs, such as Medicare and Medicaid, as well as private health insurers, health maintenance organizations and other third party payors will pay for our products and related treatments. Reimbursement by third-party payors depends on a number of factors, including the payor's determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the United States or foreign countries may not be available or maintained for any of Aastrom's product candidates. If we do not obtain approvals for adequate third-party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our investment in product development. Any limits on reimbursement available from third-party payors may reduce the demand for, or negatively affect the price of, our products.

Potential Products Liability Claims Could Effect Our Earnings and Financial Condition.

     Aastrom faces an inherent business risk of exposure to product liability claims in the event that the use of the AastromReplicell System during research and development efforts, including clinical trials, or after commercialization results in adverse effects. As a result, Aastrom may incur significant product liability exposure, which could exceed existing insurance coverage. We may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would increase our operating loss and affect our financial condition.

If We Cannot Attract and Retain Key Personnel, Our Business Will Suffer.

     Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. We face competition for such personnel from other companies, research and academic institutions and other entities. For example, since our initial public offering in February 1997 three of the six executive officers who were with Aastrom at the time have since left for positions with other organizations and Aastrom has hired two new executive officers to assume their responsibilities. We may not be successful in hiring or retaining key personnel.

The Series III Shares and Other Outstanding Shares of Preferred Stock Share Have the Potential for Substantial Dilution.

     The Series III shares and the other outstanding shares of preferred stock are each convertible into a number of shares of common stock that increases as the current market price of the common stock decreases. If the selling shareholder was able to and did convert all of its Series III shares and other outstanding shares of preferred stock as of September 17, 1999, the selling shareholder would have received approximately 5,020,562 shares of common stock. This number of shares could become significantly greater in the event of a decrease in the trading price of the common stock. Purchasers of common stock could therefore experience substantial dilution of their investment upon conversion of the Series III shares and the other outstanding shares of preferred stock. The Series III shares and other outstanding shares of preferred stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The shares of common stock into which the Series III shares may be converted are being registered pursuant to this Registration Statement.

Our Stock Price Has Been Volatile and Future Sales of Substantial Numbers of Our Shares Could Have an Adverse Effect on the Market Price of Our Shares.

     The market price of shares of our common stock has been volatile. The price of our common stock may continue to fluctuate in response to a number of events and factors, such as:

     .    clinical trial results

     . the amount of our cash resources and our ability to obtain additional funding

     . announcements of research activities, business developments, technological innovations or new products by us or our competitors

     .    changes in government regulation

     .    disputes concerning patents or proprietary rights

     .    changes in our revenues or expense levels

     . public concern regarding the safety, efficacy or other aspects of the products or methodologies we are developing

     .    changes in recommendations by securities analysts.

     Any of these events may cause the price of our shares to fall, which may adversely affect our business and financing opportunities. In addition, the stock market in general and the market prices for biotechnology companies in particular have experience significant volatility that often has been unrelated to the operating performance or financial conditions of such companies. These broad market and industry fluctuations may adversely affect the trading price of our shares, regardless of our operating performance or prospects. For example, within the last year, our stock price has experienced a day where it traded at approximately twice the previous day's closing price and another day when it dropped by approximately 40% from the previous day's closing price.

     In addition, sales, or the possibility of sales, of substantial numbers of shares of common stock in the public market could adversely affect prevailing market prices of shares of common stock. Our employees hold a significant number of options to purchase shares, many of which are presently exercisable. Employees may exercise their options and sell shares shortly after such options become exercisable, particularly if they need to raise funds to pay for the exercise of such options or to satisfy tax liabilities that they may incur in connection with exercising their options. Additionally, beginning January 1, 2001, Cobe BCT will be able to sell all of its approximately 2.4 million shares of our common stock without restriction.

Our Corporate Documents and Michigan Law Contain Provisions That May Make It More Difficult For Us to Be Acquired.

     Our board of directors has the authority, without shareholder approval, to issue additional shares of preferred stock and to fix the rights, preferences, privileges and restrictions of these shares without any further vote or action by our shareholders. This authority, together with certain provisions of our charter documents, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This effect could occur even if our shareholders consider the change in control to be in their best interest.

We May Be Required to Redeem a Portion of the Series III Shares, Which Would Significantly Reduce Our Limited Cash Resources.

     The holders of Series III shares may require us to redeem some or all of those shares. These redemption rights would be triggered if we fail to issue shares of common stock on conversion of the Series III Preferred, if we fail to maintain the effectiveness of a registration statement for the resale of those shares of common stock, if we are subject to bankruptcy or insolvency proceedings, if we fail to maintain our listing on the Nasdaq stock market, or if we fail to obtain shareholder approval of the issuance of the Series III shares and the conversion of those Series III shares would result in the issuance of more than 3,098,825 shares of common stock. Any redemption would reduce our available cash resources, which are already very limited.

Absence of Dividends Could Reduce Our Attractiveness to Investors.

     Some investors favor companies that pay dividends, particularly in market downturns. Aastrom has never paid cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. Therefore, your return on this investment will depend on your ability to sell our stock at a profit.

Year 2000 Issues May Adversely Affect Our Computer Systems and Our Business.

     Many currently installed computer systems and software products cannot distinguish 20th century dates from 21st century dates. As a result, some computer systems and/or software will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to, or dependent upon the century change. In light of the potentially broad effects of the year 2000 on a wide range of business systems, we may be affected. We utilize and are dependent upon data processing computer hardware and software to conduct our business. We have completed an assessment of our own computer systems and based upon this assessment, we believe our computer systems are substantially "Year 2000 compliant;" that is, our computer systems are capable of adequately distinguishing 21st century dates from 20th century dates. However, we may not have identified all significant Year 2000 problems in our computer systems, and therefore may be subject to unknown risk and expense. Based on our internal assessment, we believe that the most likely worst case scenario would involve our suppliers and manufacturers. We have not determined the extent, or completed activities to minimize the risk of the computer systems of our suppliers and manufacturers being not Year 2000 compliant, or not becoming compliant on a timely basis. We expect to make inquires with these suppliers through the end of 1999. Year 2000 problems could prevent any of our suppliers from timely delivery of products or services that we need. We currently believe that our costs to address the Year 2000 issue relating to our suppliers will not be material, and that these costs will be funded from our operating cash flows. To the extent practical, we intend to identify alternative suppliers and manufacturers in the event our preferred suppliers cannot deliver products or services that we need on a timely basis. Our expectations of Year 2000 costs relating to our suppliers and manufacturers are only estimates, which were derived from numerous assumptions of future events, including the continued availability of resources and third-party remediation plans with regard to year 2000 issues. These estimates may not be correct and actual results could differ materially from these estimates.

Forward-Looking Statements

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements include statements regarding:

     .    uncertainties related to product development and marketability;
     .    uncertainties related to clinical trials;
     .    manufacturing and supply uncertainties and dependence on third parties;
     .    anticipation of future losses;
     .    limited sales and marketing capabilities;
     .    future capital needs and uncertainty of additional funding;
     .    uncertainty of regulatory approval and extensive government regulation;
     .    competition and technological change;
     .    uncertainty regarding patents and proprietary rights;
     .    no assurance of third party reimbursement;
     .    hazardous materials; and
     .    potential product liability and availability of insurance.

These statements are subject to risks and uncertainties, including those set forth in this Risk Factors section, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this prospectus are made as of the date hereof. Aastrom assumes no obligation to update any such forward-looking statement or reason why actual results might differ.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public on the SEC's Internet web site at http://www.sec.gov.
                                                          ------------------

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede the information in this Prospectus or incorporated by reference. The following documents filed by us and any future filings made by us with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Securities Exchange Act of 1934, until the selling shareholder sells all of the common stock offered hereby, are incorporated by reference in this Prospectus:

          (a) the Company's Annual Report on Form 10-K for the year ended June 30, 1999 (Commission File No.: 000-22025); and


          (b)  the Company's Registration Statement on Form 8-A (Commission File
               No.: 000-22025).


     YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT AASTROM BIOSCIENCES, INC., 24 FRANK LLOYD WRIGHT DRIVE, P.O. BOX 376, ANN ARBOR, MICHIGAN 48106, TELEPHONE NUMBER (734) 930-5555, ATTENTION:
CHIEF FINANCIAL OFFICER.

                              SELLING SHAREHOLDER

     This prospectus relates to the offering by RGC International Investors, LDC for resale of up to 2,318,275 shares of common stock. The selling shareholder will acquire the shares upon (a) conversion, from time to time, of the Series III shares that it acquired in May 1999, and (b) exercise, from time to time, of the warrants that it holds. The table below sets forth the following information with respect to the selling shareholder as of September 17, 1999:


     . the name and position or other relationship with Aastrom within the past three years, if any, of the selling shareholder,

     . the number of Aastrom's outstanding shares of common stock beneficially owned by the selling shareholder (including shares obtainable under options exercisable within sixty days of such date) prior to the offering hereby,

     .    the number of such shares being offered hereby,

     . the number and percentage of Aastrom's outstanding shares of common stock to be beneficially owned by the selling shareholder after completion of the sale of common stock being offered hereby.

     The number of shares reported as being beneficially owned after the offering represents shares of common stock issuable upon conversion of another outstanding series of preferred stock and exercise of the warrants. These shares of common stock have been registered for sale and they may be sold before or after the shares that may be sold pursuant to this prospectus. We cannot assume that the selling shareholder will convert any Series III shares or exercise any of the warrants or sell any or all of the shares offered hereby.


                           Number of Shares                                                             Percentage of
                          Beneficially Owned            Number of              Number of Shares         Aastrom Stock
                             Prior to the              Such Shares            Beneficially Owned            Owned
Selling Shareholder            Offering               Being Offered           After the Offering        After the Offering
-------------------       ------------------          -------------           ------------------        ------------------
RGC International              5,320,562                2,318,275                   3,002,287               13.5
 Investors, LDC

     The number of shares set forth in the table represents an estimate of the number of shares of common stock to be offered by the selling shareholder. Based on a conversion price of $1.5124 on September 17, 1999, the selling shareholder would receive 2,018,275 shares of common stock upon conversion of the Series III shares. This prospectus covers the sale of all 2,318,275 of the shares of common stock we expect to be issued to the selling shareholder based on the current conversion price and on exercise of the warrants. If the conversion price decreases 10% to $1.36116, the number of shares issuable upon conversion of the Series III shares would increase to 2,242,527, which would dilute the ownership interests of existing shareholders by approximately 1.2%. The actual number of shares of common stock issuable upon conversion of Series III shares and of the other outstanding series of preferred stock is indeterminate and is subject to adjustment. Therefore, the actual number of shares could be materially less or more than this estimate depending on several unpredictable factors, principally the timing of any future conversions and the market prices of the common stock shortly before the conversion. We have therefore registered, under a registration statement on Form S-3 of which this prospectus is a part, 1,476,599 more shares than are covered by this prospectus to account for potential adjustments. These additional shares may only be sold by the selling shareholder after we reflect the change in the number of shares offered in a supplement to this prospectus. The actual number of shares of common stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, also includes an additional number of shares of common stock that may be issued or issuable upon conversion of the Series III shares by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

     The number of shares of common stock set forth above as beneficially owned by the selling shareholder is based on a conversion price of $1.5124. The conversion price reflects the average of the closing bid prices of the common stock for the lowest five consecutive trading days during the twenty trading days preceding Sepember 17, 1999, multiplied by 100% pursuant to the terms of the Series III shares. Pursuant to our charter documents and the warrants, the Series III shares are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted Series III shares) after such conversion or exercise would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling shareholder exceeds the number of shares of common stock that the selling shareholder could own beneficially at any given time through its ownership of Series III shares or our other outstanding series of preferred stock. In that regard, beneficial ownership of the selling shareholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

     The selling shareholder, RGC International Investors, LDC, is a party to an investment management agreement with Rose Glen Capital Management, L.P., a limited partnership of which the general partner is RGC General Partner Corp. Messrs. Wayne Bloch, Gary Kaminsky and Steve Katznelson own all of the outstanding capital stock of RGC General Partner Corp., are the sole officers and directors of RGC General Partner Corp. and are parties to a shareholders' agreement pursuant to which they collectively control RGC General Partner Corp. Through RGC General Partner Corp., these individuals control Rose Glen Capital Management, L.P. These individuals disclaim beneficial ownership of Aastrom's Common Stock owned by the selling shareholder.

                              PLAN OF DISTRIBUTION

     The shares of common stock may be offered for sale from time to time after conversion of the Series III Shares or exercise of the warrants by or on behalf of the holder of those shares. The actual number of shares that may be offered will vary based on the market price of our common stock, and the 2,318,275 shares covered by this prospectus is based on an assumed conversion price of $1.5124. Because the actual number of shares issued upon conversion of the Series III shares may vary, we have registered up to 3,794,874 shares pursuant to a Registration Statement that includes this Prospectus.


permitted donees, pledgees, transferees, or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the common stock may from time to time be trading:

     .    in privately-negotiated transactions

     .    through the writing of options on the shares

     .    short sales or

     .    any combination of these transactions.

The sale price may be:

     .    the market price prevailing at the time of sale

     .    a price related to the prevailing market price or

     . such other price as the selling shareholder determines from time to time. The shares may also be sold pursuant to Rule 144.

The selling shareholder may not accept any purchase offer or make any sale of shares if it considers the purchase price to be unsatisfactory at any particular time.

     The selling shareholder or its permitted donees, pledgees, transferees, or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling shareholder will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. The selling shareholder may attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the selling shareholder.

     Alternatively, the selling shareholder may sell all or any part of the shares through an underwriter. The selling shareholder has not entered into any agreement with a prospective underwriter and may not do so. If the selling shareholder enters into such an agreement or agreements, Aastrom will supplement or revise this prospectus.

     The selling shareholder and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling shareholder and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby.

     Aastrom has agreed to indemnify the selling shareholder, or certain transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling shareholder, or certain transferees or assignees, may be required to make in respect thereof. The selling shareholder has agreed to indemnify Aastrom against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Aastrom may be required to make in respect thereof.

                                USE OF PROCEEDS

     Aastrom will not receive any proceeds from sales of the shares or from any conversions of the Series III shares.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Aastrom by Pepper Hamilton LLP, Detroit, Michigan. Gray Cary Ware & Freidenrich LLP, San Diego, California, has acted as special counsel to Aastrom in connection with this offering.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.